Press Release	Source: Petrol Oil and Gas Inc.

Petrol Oil and Gas Appoints Seasoned Oil and Gas CPA to the CFO Post as the Company Begins Commercialization of Its CBM Reserves

Monday August 2, 1:59 pm ET

LAS VEGAS--(BUSINESS WIRE)--Aug. 2, 2004--Petrol Oil and Gas Inc. (OTCBB: POIG - News; the "company") is pleased to announce the appointment of John C. Garrison, CPA, as its new chief financial officer (CFO).

Garrison is a financial consultant and director of several public companies including Quest Resources Corp., another major player in Coal Bed Methane (CBM) exploration and development in Kansas and Infinity Inc., an E&P and oil services provider in Kansas and Oklahoma. As part of his duties, Garrison has been responsible for oversight of all SEC filing and reporting requirements, and he will now be assisting Petrol in this regard.

Garrison is the newest outstanding addition to Petrol's management team as the company prepares for the commercialization of Coal Bed Methane (CBM) production from its Coal Creek Project. (See release dated July 21, 2004)

Petrol's President Paul Branagan is an experimental physicist who has worked over 30 years in the evaluation, stimulation and development of unconventional gas resources including CBM. In 1993, he founded Branagan & Associates, an engineering firm specializing in oil and gas consulting which supported a variety of clients including the Department of Energy, Gas Research Institute, Sandia National Labs, Los Alamos Scientific Laboratories, Barrett Resources, Conoco, Williams Production, Mobil, CNPC in mainland China and many others.

Of his career, Branagan said, "We brought a lot of new technology into the oil and gas industry to help everyone understand the complexities associated with unconventional reservoirs like CBM and also provide them with practical methods and the best completion practices to bring these enormous untapped reserves to commercialization."

Aiding Petrol in its geologic understanding of its Kansas and Missouri base of operations is Bill Stoeckinger, a consulting certified petroleum geologist with 40 years experience in oil and gas exploration and development. He is an expert in subsurface studies of mature basins with special emphasis on shallow gas and CBM targets. Stoeckinger has identified hundreds of drillable prospects throughout Kansas and Oklahoma over the last 15 years resulting in significant discoveries of shallow gas.

Rounding out the management team is Gary K. Bridwell, who has over 30 years of oil and gas field operations and management experience in Kansas and neighboring states. Bridwell manages POIG's field operations with his experience in well drilling, completion, testing, operations and overall field supervision, as well as the installation and maintenance of surface facilities such as gas treatment, compressors and pipelines.

Company Objectives

Petrol is planning an aggressive drilling program for 2004-2005 as funds are raised. Its large 165,000-acre leasehold overlying the Cherokee group of coal seams in southeastern Kansas and southwestern Missouri could support up to 1,700 producing gas wells. The flat terrain of eastern Kansas offers ease of access for rigs and other development activities, and the shallow depths associated with the multiple coal seams being targeted means low drilling and production costs can provide the company with a competitive advantage.

The Cherokee group is part of the Western Interior basin which is one of the largest CBM basins in the continental United States. According to the United States Geologic Society (USGS), CBM accounted for about 7.5 percent of U.S. annual natural gas production and their most recent estimates indicate more than 700 trillion cubic feet (TCF) of coal bed methane gas in place, with over 100 TCF economically recoverable (USGS: http://energy.cr.usgs.gov/oilgas/cbmethane/index.htm).

Technical-, corporate- and investor-related information can be found on the Petrol Web site at www.petroloilandgas.com.

Forward-Looking Statement: The statements in this press release regarding any implied or perceived benefits resulting from the experience, stated or implied capabilities of its management team, and any other effects resulting from any of the above are forward-looking statements. Such statements regarding the real or implied ability of the company to improve its production, assets, or the economic commercialization of any of the above involve risks and uncertainties, including, but not limited to, discovering producible minerals such as oil or gas, the value of testing results, costs, delays, and any other difficulties related to producing minerals such as oil or gas, continued maintenance of leasing agreements, financing, marketing and sales, risks and effects of legal and administrative proceedings and governmental regulation, future financial and operational results, competition, general economic conditions, and the ability to manage and continue growth.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated or implied. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this news release include market conditions and those set forth in reports or documents we file from time to time with the SEC. We undertake no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Petrol Oil and Gas Inc. is quoted on the OTC Bulletin Board as "POIG."

Copyright (C) 2004 Petrol Oil and Gas Inc. All Rights Reserved.

For Investor Information Contact:

Petrol Oil and Gas Inc. http://www.petroloilandgas.com/

3161 E. Warm Springs Road, Ste. #300

Las Vegas, NV 89120

702-454-7318

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Contact:

ECON Corporate Services (Investor and Media Relations)

Dawn Van Zant, 866-354-5197

dvanzant@investorideas.com

Trevor Ruehs, 866-354-5197

truehs@investorideas.com

Source: Petrol Oil and Gas Inc.